                                                                  CONFORMED COPY





                          AGREEMENT AND PLAN OF MERGER

                    DATED AS OF THE 21st DAY OF MARCH, 1994

                                  BY AND AMONG

                         FIRST FIDELITY BANCORPORATION,

                            ANNABEL LEE CORPORATION

                                      AND

                               BALTIMORE BANCORP

                                                          TABLE OF CONTENTS


                                                                                                          Page
                                                                                                          ----

Recitals  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1


                                                       ARTICLE I.  THE MERGERS
Section 1.1.              Structure of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . .     2
Section 1.2.              Effect on Outstanding Shares  . . . . . . . . . . . . . . . . . . . . . . . .     3
Section 1.3.              Exchange Procedures . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3
Section 1.4.              Options . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5
Section 1.5.              Transformation of the Company into a
                            Savings and Loan Holding Company  . . . . . . . . . . . . . . . . . . . . .     5
Section 1.6.              Directors of Company Bank . . . . . . . . . . . . . . . . . . . . . . . . . .     6

                                               ARTICLE II.  CONDUCT PENDING THE MERGER

Section 2.1.              Conduct of the Company's Business Prior to
                             the Effective Time . . . . . . . . . . . . . . . . . . . . . . . . . . . .     6
Section 2.2.              Forbearance by the Company  . . . . . . . . . . . . . . . . . . . . . . . . .     6
Section 2.3.              Cooperation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     8


                                            ARTICLE III.  REPRESENTATIONS AND WARRANTIES

Section 3.1.              Representations and Warranties of
                             the Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     8
Section 3.2.              Representations and Warranties of
                          Acquiror and Merger Sub . . . . . . . . . . . . . . . . . . . . . . . . . . .    20


                                                       ARTICLE IV.  COVENANTS

Section 4.1.              Acquisition Proposals . . . . . . . . . . . . . . . . . . . . . . . . . . . .    22
Section 4.2.              Certain Policies of the Company . . . . . . . . . . . . . . . . . . . . . . .    22
Section 4.3.              Employees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    23
Section 4.4.              Access and Information  . . . . . . . . . . . . . . . . . . . . . . . . . . .    24
Section 4.5.              Certain Filings, Consents and Arrangements  . . . . . . . . . . . . . . . . .    25
Section 4.6.              Antitakeover Statutes . . . . . . . . . . . . . . . . . . . . . . . . . . . .    25
Section 4.7.              Indemnification; Directors'
                             and Officers' Insurance  . . . . . . . . . . . . . . . . . . . . . . . . .    26
Section 4.8.              Additional Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . .    27
Section 4.9.              Publicity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    28
Section 4.10.             Proxy Statement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    28
Section 4.11.             Shareholders' Meeting . . . . . . . . . . . . . . . . . . . . . . . . . . . .    28
Section 4.12.             Notification of Certain Matters . . . . . . . . . . . . . . . . . . . . . . .    28
Section 4.13.             Outstanding Debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    29
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
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                                               ARTICLE V.  CONDITIONS TO CONSUMMATION
Section 5.1.              Conditions to All Parties' Obligations  . . . . . . . . . . . . . . . . . . .    29
Section 5.2.              Conditions to Obligations of the
                             Acquiror and Merger Sub  . . . . . . . . . . . . . . . . . . . . . . . . .    30
Section 5.3.              Conditions to the Obligation of the Company . . . . . . . . . . . . . . . . .    31


                                                      ARTICLE VI.  TERMINATION

Section 6.1.              Termination . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    31
Section 6.2.              Effect of Termination . . . . . . . . . . . . . . . . . . . . . . . . . . . .    32


                                           ARTICLE VII.  EFFECTIVE DATE AND EFFECTIVE TIME

Section 7.1.              Effective Date and Effective Time . . . . . . . . . . . . . . . . . . . . . .    33


                                                    ARTICLE VIII.  OTHER MATTERS

Section 8.1.              Certain Definitions; Interpretation . . . . . . . . . . . . . . . . . . . . .    33
Section 8.2.              Survival  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    34
Section 8.3.              Waiver  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    34
Section 8.4.              Counterparts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    34
Section 8.5.              Governing Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    34
Section 8.6.              Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    34
Section 8.7.              Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    34
Section 8.8.              Entire Agreement; Etc.  . . . . . . . . . . . . . . . . . . . . . . . . . . .    36
Section 8.9.              Assignment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    36


                                                           LIST OF ANNEXES
Annex 1         --   Company Rights (Recital D)

Annex 2         --   Form of Option Agreement (Recital E)

Annex 3         --   Subsidiaries of the Company (Section 3.1(d))

Annex 4         --   Company Benefit Plans (Section 3.1(n))

             AGREEMENT AND PLAN OF MERGER, dated as of the 21st day of March, 1994 (this "Plan"), by and among First Fidelity Bancorporation (the "Acquiror"), Annabel Lee Corporation (the "Merger Sub") and Baltimore Bancorp (the "Company").

                                   RECITALS:

             A. The Acquiror. The Acquiror has been duly incorporated and is an existing corporation in good standing under the laws of the State of New Jersey, with its principal executive offices located in Lawrenceville, New Jersey. The Acquiror is a bank holding company duly registered with the Federal Reserve Board (as defined below) under the Bank Holding Company Act of 1956, as amended (the "BHC Act").

             B. Merger Sub. Merger Sub has been duly incorporated and is an existing corporation in good standing under the laws of the State of Maryland, with its principal executive offices located in Baltimore, Maryland. All the outstanding shares of the capital stock of Merger Sub are owned directly by the Acquiror.

             C. The Company. The Company has been duly incorporated and is an existing corporation in good standing under the laws of the State of Maryland, with its principal executive offices located in Baltimore, Maryland. As of the date hereof, the Company has 50,000,000 authorized shares of common stock, par value $5.00 per share ("Company Common Stock"), of which no more than
16,683,931 shares were outstanding as of the date hereof.   The Company is a
bank holding company duly registered with the Federal Reserve Board under the BHC Act.
             D. Rights, Etc. The Company does not have any shares of its capital stock reserved for issuance, any outstanding option, call or commitment relating to shares of its capital stock or any outstanding securities, obligations or agreements convertible into or exchangeable for, or giving any person any right (including, without limitation, preemptive rights) to subscribe for or acquire from it, any shares of its capital stock (collectively, "Rights"), except (i) pursuant to the Option Agreement (as defined below), which is expected to be entered into after the execution and delivery of this Plan; (ii) upon conversion of approximately $5,229,000 principal amount of 6 3/4/% Convertible Subordinated Debentures due April 1, 2011 of the Company (the "Convertible Subordinated Debentures") (convertible into 200,153 shares of Company Common Stock); (iii) upon exercise of existing stock options granted to directors and employees of the Company and its subsidiaries (exercisable for 1,106,033 shares of Company Common Stock at a weighted average exercise price of $9.00 per share); (iv) pursuant to the $870,000 principal amount of 10 7/8% Subordinated Capital Notes due December 15, 1999 (the

"Capital Notes") (subject to a commitment to issue at maturity 48,000 shares of Company Common Stock based on the market price of the Company Common Stock on March 17, 1994); (v) pursuant to the Company's 401(k) plan, 68,828 shares of Company Common Stock reserved for issuance; and (vi) as set forth on Annex 1.

             E. The Option Agreement. As an inducement to the willingness of the Acquiror and Merger Sub to enter into this Plan, the Company expects to enter into a Stock Option Agreement with the Acquiror in the form set forth in Annex 2 (the "Option Agreement"), pursuant to which the Company will grant to the Acquiror an option to purchase authorized but unissued shares of Company Common Stock equal to 19.9% of the outstanding shares of Company Common Stock upon the terms and conditions therein contained.

             F. Intention of the Parties. It is the intention of the parties to this Plan that immediately prior to the Effective Time (as defined below) the Company will cease to be a bank holding company under the BHC Act and become a savings and loan holding company.

             G. Board Approvals. The respective Boards of Directors of the Acquiror, Merger Sub and the Company have duly approved the Plan and have duly authorized its execution and delivery.

             NOW, THEREFORE, in consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Plan and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:


                            ARTICLE I.  THE MERGERS

             SECTION 1.1. Structure of the Merger. At the Effective Time, the Merger Sub will merge (the "Merger") with and into the Company, with the Company being the surviving corporation (the "Surviving Corporation"), pursuant to the provisions of, and with the effect provided in, the Maryland General Corporation Law ("MGCL"). The separate existence of Merger Sub shall thereupon cease. The Surviving Corporation shall continue to be governed by the laws of the State of Maryland and its separate corporate existence with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. At the Effective Time (as defined in Section 7.1), the articles of incorporation and by-laws of the Company shall be amended in their entirety to conform to the articles of incorporation and by-laws of Merger Sub in effect immediately prior to the Effective Time and shall become the articles of incorporation and by-laws of the Surviving Corporation. At the Effective Time, the directors and officers of Merger Sub shall be the directors and officers of the Surviving Corporation.

             SECTION 1.2. Effect on Outstanding Shares. (a) By virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of Company Common Stock issued and outstanding at the Effective Time (except shares held directly or indirectly by the Acquiror other than shares held by Acquiror in a fiduciary capacity or in satisfaction of a debt previously contracted) shall be cancelled and become and be converted into the right to receive $20.75 in cash without interest (the "Merger Consideration"). As of the Effective Time, each share of Company Common Stock held directly or indirectly by the Acquiror, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be cancelled and retired and cease to exist, and no exchange or payment shall be made with respect thereto.

             (b) The shares of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall become shares of the Surviving Corporation after the Merger and shall thereafter constitute all of the issued and outstanding shares of the capital stock of the Surviving Corporation.

             SECTION 1.3. Exchange Procedures. (a) At and after the Effective Time, each certificate (each a "Certificate") previously representing shares of Company Common Stock shall represent only the right to receive the Merger Consideration in cash without interest.

             (b) As of the Effective Time, the Acquiror shall deposit, or shall cause to be deposited, with such bank or trust company as the Acquiror shall elect (which may be a subsidiary of the Acquiror) (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Section 1.3, the Merger Consideration to be paid pursuant to Section 1.2 and deposited pursuant to this Section 1.3 in exchange for outstanding shares of Company Common Stock.

             (c) As promptly as possible after the Effective Time, the Acquiror shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates the following: (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, which shall be in a form and contain any other provisions as the Acquiror may reasonably determine; and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon proper surrender of a Certificate to the Exchange Agent, together with a properly completed and duly executed letter of transmittal, the holder of such Certificate shall thereupon be entitled to receive in exchange therefor a check representing the Merger Consideration which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions hereof, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Merger Consideration payable to holders of Certificates. In the event of a transfer of ownership of any shares of Company Common Stock not registered in the transfer records of the Company, a check for the Merger Consideration may be issued to the transferee if the Certificate representing such Company Common Stock is presented to the Exchange Agent, accompanied by documents sufficient, in the discretion of the Acquiror,
(i) to evidence and effect such transfer and (ii) to evidence that all applicable stock transfer taxes have been paid.

             (d) From and after the Effective Time, there shall be no transfers on the stock transfer records of the Company of any shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Acquiror or the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Plan in accordance with the procedures set forth in this Section 1.3.

             (e) Any portion of the aggregate Merger Consideration (including the proceeds of any investments thereof) that remains unclaimed by the shareholders of the Company for one year after the Effective Time shall be repaid by the Exchange Agent to the Acquiror. Any shareholders of the Company who have not theretofore complied with this Section 1.3 shall thereafter look only to the Acquiror for payment of their Merger Consideration deliverable in respect of each share of Company Common Stock such stockholder holds as determined pursuant to this Plan without any interest thereon. If outstanding certificates for shares of Company Common Stock are not surrendered or the payment for them not claimed prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of the Acquiror (and to the extent not in its possession shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, none of the Acquiror, Merger Sub, the Exchange Agent or any other person shall be liable to any former holder of Company Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

             (f) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Acquiror, the posting by such person of a bond in such amount as the Acquiror may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Plan.

             SECTION 1.4. Options. At the Effective Time, each option granted by the Company to purchase shares of Company Common Stock, which is outstanding and unexercised immediately prior to the Effective Time, shall be converted into the right to receive, in cancellation thereof, an amount in cash computed by multiplying (i) the difference between (x) the per share amount of the Merger Consideration and (y) the per share exercise price applicable to such option by (ii) the number of such shares of Company Common Stock subject to such option. The Company agrees to take or cause to be taken all action necessary under its 1984 Stock Option Plan, 1988 Stock Incentive Plan and 1992 Stock Option Plan, as amended prior to the date hereof (the "Company Stock Option Plans"), to provide for such adjustment. At the Effective Time (or by the first business day thereafter), the Acquiror will make the payments required to be made to grantees of options under this Section 1.4.

             SECTION 1.5 Transformation of the Company into a Savings and Loan Holding Company. Prior to the Effective Time, the Company shall use its best efforts to take all action necessary and appropriate (a) to charter, on the Effective Date and prior to the Thrift Merger (as defined below), a federal savings bank (the "FSB") having its main office in Baltimore, Maryland and having a charter and by-laws acceptable in form and substance to the Acquiror,
(b) to acquire, on the Effective Date and prior to the Thrift Merger, all issued and outstanding shares of the FSB, (c) to cause, on the Effective Date and prior to the Thrift Merger (as defined below), the FSB to obtain deposit insurance from, and to become a member of, the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC") and (d) to cause The Bank of Baltimore (the "Company Bank") to be merged, following completion of (a), (b) and (c) and prior to the Effective Time, with and into the FSB, with (i) the FSB being the surviving entity, (ii) all shares of the Company Bank being cancelled and (iii) the corporate existence of the Company Bank ceasing, on such additional terms and conditions as are acceptable in form and substance to the Acquiror (the "Thrift Merger").

             SECTION 1.6. Directors of Company Bank. Acquiror intends to invite the directors of the Company Bank serving on the Effective Date and prior to the Thrift Merger, who do not become employees of the FSB, to become directors of the FSB subsequent to the Thrift Merger for a period of not less than two years, with such directors to be compensated at not less than the annual retainer and meeting attendance fees being paid to non-employee directors of the Company Bank on the date hereof. Acquiror also intends, in consultation with the board of directors of the Company Bank, to select from among such directors or other prominent business leaders in the Maryland community a person to become a director of Acquiror on the Effective Date, to serve for not less than two years.


                    ARTICLE II.  CONDUCT PENDING THE MERGER

             SECTION 2.1. Conduct of the Company's Business Prior to the Effective Time. Except as expressly provided in this Plan, during the period from the date of this Plan to the Effective Time, the Company shall, and shall cause its subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice, (ii) use its best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key employees, (iii) take no action which would adversely affect or delay the ability of the Company, the Acquiror, Merger Sub or the FSB to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated hereby or to perform its covenants and agreements on a timely basis under this Plan and (iv) take no action that is reasonably likely to have a Material Adverse Effect (as defined in Section 8.1 hereof) on the Company.

             SECTION 2.2. Forbearance by the Company. During the period from the date of this Plan to the Effective Time, the Company shall not, and shall not permit any of its subsidiaries, without the prior written consent of the Acquiror, to:

             (a) other than in the ordinary course of business consistent with past practice, make any advance or incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person;

             (b) adjust, split, combine or reclassify any capital stock; make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock (except pursuant to Section 4.13 or as provided in the letter pursuant to Section 3.1 or through the trustee for the 401(k) Plan), or grant any stock appreciation rights or grant any person any right to acquire any shares of its capital stock, except for regular quarterly cash dividends at a rate per share of Company Common Stock not in excess of $0.05 per share with declaration, record and payment dates coinciding with the schedule for such dates relating to the two most recently declared dividends prior to the date hereof; or issue any additional shares of capital stock (including pursuant to any dividend reinvestment or other similar type of plan) except pursuant to
      (i) the exercise of stock options outstanding as of the date hereof as set forth in Annex 1 and on the terms in effect on the date hereof, (ii) the Option Agreement, (iii) the conversion of the Convertible Subordinated Debentures, or (iv) as provided in the letter pursuant to
      Section 3.1;

             (c) other than in the ordinary course of business consistent with past practice, sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a direct or indirect wholly owned subsidiary of the Company, or cancel, release or assign any indebtedness of any such person or any claims held by any such person, except pursuant to contracts or agreements in force at the date of this Plan or as provided in the letter pursuant to Section 3.1;

             (d) increase in any manner the compensation or fringe benefits of any of its employees or directors or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or directors, or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee or director, other than general increases in compensation in the ordinary course of business consistent with past practice not in excess of 4% in any 12-month period, or voluntarily accelerate the vesting of any stock options or the funding or vesting of other compensation or benefit; provided, however, that the foregoing shall not apply to prohibit any increase or acceleration disclosed in writing by the Company to the Acquiror prior to the execution hereof pursuant to a plan, program, arrangement or agreement in effect on the date hereof which results from the execution of this Plan or the consummation of any transaction contemplated hereby;

             (e) except as contemplated by Section 4.2, change its method of accounting as in effect at December 31, 1993, except as required by changes in generally accepted accounting principles as concurred in by the Company's independent auditors; or

             (f) amend its articles of incorporation (or equivalent) or its by-laws.

             SECTION 2.3. Cooperation. The Company shall, and shall cause its subsidiaries to, cooperate with Acquiror and Merger Sub in completing the transactions contemplated hereby and shall not intentionally take, cause to be taken or agree or make any commitment to take any action: (i) that is reasonably likely to cause any of the representations or warranties of it that are set forth in Article III hereof not to be true and correct, or (ii) that is inconsistent with or prohibited by Section 2.1 or Section 2.2. The Acquiror and Merger Sub shall, and shall cause their subsidiaries to, cooperate with the Company in completing the transactions contemplated hereby and shall not intentionally take, cause to be taken or agree to make any commitment to take any action that is reasonably likely to cause any of their representations or warranties set forth in Article III hereof not to be true and correct.


                  ARTICLE III.  REPRESENTATIONS AND WARRANTIES

             SECTION 3.1. Representations and Warranties of the Company. The Company represents and warrants to the Acquiror and Merger Sub, that, except as specifically disclosed in a letter of the Company delivered to the Acquiror prior to the execution hereof (and making specific reference to the Section of this Plan for which an exception is taken) or as disclosed herein or in any Annex hereto:

             (a) Recitals True. The facts set forth in the Recitals of this Plan with respect to the Company are true and correct.

             (b) Capital Stock. All outstanding shares of capital stock of the Company and its subsidiaries, are duly authorized, validly issued and outstanding, fully paid and non-assessable, and subject to no preemptive rights.

             (c) Authority. Each of the Company and its subsidiaries, has the power and authority, and is duly qualified in all jurisdictions (except for such qualifications the absence of which, individually or in the aggregate, would not have a Material Adverse Effect (as defined in Section 8.1)) where such qualification is required, to carry on its business as it is now being conducted and to own all its material properties and assets, and it has all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, except for such powers and authorizations the absence of which, either individually or in the aggregate, would not have a Material Adverse Effect.

             (d) Subsidiaries. A list of the Company's subsidiaries is contained in Annex 3. The shares of capital stock of each of the Company's subsidiaries are owned by it free and clear of all liens, claims, encumbrances and restrictions on transfer and there are no Rights with respect to such capital stock.

             (e) Shareholder Approvals. (i) Subject to the receipt of the required shareholder approval of this Plan, each of this Plan and the Option Agreement has been authorized by all necessary corporate action of the Company. The Company has received the written opinion of Alex. Brown & Sons Incorporated to the effect that the consideration to be received by the shareholders of the Company pursuant to this Plan is fair to such shareholders from a financial point of view. Subject to receipt of (A) such shareholder approval and (B) the required approvals, consents or waivers of governmental authorities referred to in Section 5.1(b), this Plan is, and upon its execution and delivery the Option Agreement will be, a valid and binding agreement of the Company enforceable against it in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

              (ii) The affirmative vote of two-thirds (2/3) of the outstanding stock of the Company entitled to vote on the Plan is the only shareholder vote of the Company's shareholders required for approval of this Plan and consummation of the Merger and the other transactions contemplated hereby.

             (f) No Violations. The execution, delivery and performance of this Plan by the Company do not, the execution, delivery and performance of the Option Agreement by the Company will not, and the consummation of the transactions contemplated hereby or thereby by the Company will not, constitute (i) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of the Company or its subsidiaries or to which the

      Company or its subsidiaries (or any of their respective properties) is subject, except for any of the foregoing that would not have a Material Adverse Effect on the Company or enable any person to enjoin the Merger,
      (ii) a breach or violation of, or a default under, the articles of incorporation or by-laws of the Company or any of its subsidiaries or
      (iii) a breach or violation of, or a default under (or an event which with due notice or lapse of time or both would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of the Company or any of its subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which the Company or any of its subsidiaries is a party, or to which any of their respective properties or assets may be bound or affected, except for any of the foregoing that, individually or in the aggregate, would not have a Material Adverse Effect. The consummation of the transactions contemplated hereby or, upon its execution and delivery, by the Option Agreement will not require any approval, consent or waiver under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the approval, consent or waiver of any other party to any such agreement, indenture or instrument, other than (i) the required approvals, consents and waivers of governmental authorities referred to in Section 5.1(b), (ii) the approval of the shareholders of the Company referred to in Section 3.1(e), (iii) such approvals, consents or waivers as are required under the federal and state securities or "Blue Sky" laws in connection with the transactions contemplated by the Option Agreement, and (iv) any other approvals, consents or waivers the absence of which, individually or in the aggregate, would not result in a Material Adverse Effect or enable any person to enjoin the Merger.

             (g) Reports. (i) As of their respective dates or, if amended, as of the respective dates of the latest amendments thereto, neither the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, nor any other document filed by the Company subsequent to December 31, 1992 under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), each in the form (including exhibits) filed with the Securities and Exchange Commission (the "SEC") (collectively, the "Reports"), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of the balance sheets or statements of condition contained or incorporated by reference in the Company's Reports (including in each case any related notes and schedules) fairly presented the financial position of the entity or entities to which it relates as of its date and each of the statements of operations and retained earnings and of cash flows and changes in financial position or equivalent statements contained or incorporated by reference in the Company's Reports (including in each case any related notes and schedules), fairly presented the results of operations, retained earnings and cash flows and changes in financial position, as the case may be, of the entity or entities to which it relates for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein.

              (ii) The Company and each of its subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1992 with (i) the SEC, (ii) the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), (iii) the FDIC,
      (iv) any state banking commission or other regulatory authority ("State Regulator") (collectively, "Regulatory Agencies"), and (v) the National Association of Securities Dealers, Inc. and any other self- regulatory organization ("SRO"), and all other reports and statements required to be filed by them since December 31, 1992, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, the SEC, the Federal Reserve Board, the FDIC, any State Regulator or any SRO, and have paid all fees and assessments due and payable in connection therewith, except where the failure to make any such filing or to pay any such fees or assessments or the timing of such filing would not have a Material Adverse Effect.

             (h) Absence of Certain Changes or Events. Since December 31, 1993, the Company and its subsidiaries have not incurred any material liability, except in the ordinary course of their business consistent with past practice, nor has there been any change, or any event involving a prospective change, which, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect on the Company

             (i) Taxes. Except as otherwise would not have a Material Adverse Effect, all federal, state, local, and foreign tax returns required to be filed by or on behalf of the Company or any of its subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All taxes shown on such returns, and all taxes required to be shown on returns for which extensions have been granted, have been paid in full or adequate provision has been made for any such taxes on the Company's statement of financial condition (in accordance with generally accepted accounting principles). As of the date of this Plan, there is no audit examination, deficiency, or refund litigation with respect to any taxes of the Company that could result in a determination that would have a Material Adverse Effect on the Company. All taxes, interest, additions, and penalties due with respect to completed and settled examinations or concluded litigation relating to the Company have been paid in full or adequate provision has been made for any such taxes on the Company's balance sheet (in accordance with generally accepted accounting principles). Except as otherwise would not have a Material Adverse Effect, the Company and its subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect.

             (j) Absence of Claims. No litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending claim, action or proceeding against the Company or any of its subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect or to materially hinder or delay consummation of the transactions contemplated hereby, and, to the Company's knowledge, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated.

             (k) Absence of Regulatory Actions. Except with respect to the Order to Cease and Desist, dated July 21, 1992, between the Company, the FDIC and the Bank Commissioner for the State of Maryland (the "Commissioner") and the Agreement, dated July 21, 1992, between the Company, the Federal Reserve Bank of Richmond and the Commissioner, neither the Company nor any of its subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state governmental authorities charged with the supervision or regulation of banks, savings banks or bank holding companies or engaged in the insurance of bank and/or savings and loan deposits ("Government Regulators") nor has the Company been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.

             (l) Agreements. Except for the Option Agreement and arrangements made in the ordinary course of business, the Company and its subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K) to be performed after the date hereof that has not been filed with or incorporated by reference in the Company's Reports filed prior to the date hereof or as disclosed in the Company's audited consolidated financial statements as of December 31, 1993 (as furnished to the Acquiror prior to the date hereof). Except as disclosed in the Company's Reports filed prior to the date of this Plan or as disclosed in such financial statements as of December 31, 1993, as of the date of this Plan, neither the Company nor any of its subsidiaries is a party to a (i) consulting agreement (other than data processing, software programming and licensing contracts entered into in the ordinary course of business) not terminable on 90 days' or less notice involving the payment of more than $100,000 per annum, in the case of any such agreement with an individual, or $100,000 per annum, in the case of any other such agreement, (ii) agreement with any executive officer or other key employee of the Company or any of its subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its subsidiaries of the nature contemplated by this Plan or the Option Agreement and which provides for the payment of in excess of $100,000,
      (iii) agreement with respect to any executive officer of the Company or any of its subsidiaries providing any term of employment or compensation guarantee extending for a period longer than one year and for the payment of in excess of $100,000 per annum, (iv) agreement or plan (other than the Company Stock Option Plans), including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Plan or the Option Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Plan or the Option Agreement or (v) agreement containing covenants that limit the ability of the Company or any of its subsidiaries to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, the Company or any of its subsidiaries may carry on its business (other than as may be required by law or any regulatory agency).

             (m) Labor Matters. Neither the Company nor any of its subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is the Company or any of its subsidiaries the subject of any proceeding asserting that the Company or any such subsidiary has committed an unfair labor practice or seeking to compel the Company or such subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike, other labor dispute or organizational effort involving the Company or any of its subsidiaries pending or threatened.

             (n) Employee Benefit Plans. All benefit plans, contracts, agreements, arrangements, including, but not limited to, "employee benefit plans", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and employment contracts and deferred compensation plans and agreements (as set forth in Annex 4 hereto), that cover any of the Company's or its subsidiaries' employees or directors (hereinafter referred to collectively as the "Employee Plans"), comply in all material respects with all applicable requirements of ERISA, the Internal Revenue Code of 1986, as amended (the "Code"), and other applicable laws; neither the Company nor any of its subsidiaries nor any Employee Plan subject to ERISA, nor any trust thereunder, nor, to the best of the Company's knowledge, any trustee or fiduciary thereof, has engaged in a "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any Employee Plan which is likely to result in any material penalties or taxes under Section 502(i) of ERISA or Section 4975 of the Code; no liability to the Pension Benefit Guaranty Corporation has been or is expected by the Company or any of its subsidiaries to be incurred with respect to any Employee Plan which is subject to Title IV of ERISA ("Pension Plan"), or with respect to any "single-employer plan" (as defined in Section 4001(a)(15) of ERISA) currently or formerly maintained by the Company or any of its subsidiaries or any entity which is considered one employer with the Company under Section 4001 of ERISA or
      Section 414 of the Code (an "ERISA Affiliate"); no Pension Plan had an "accumulated funding deficiency" (as defined in Section 302 of ERISA (whether or not waived)) as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each Pension Plan exceeds the accumulated benefit obligation (as determined under Statement of Financial Accounting Standards No. 87) under such Pension Plan as of the end of the most recent plan year with respect to the respective Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Pension Plan as of the date hereof; no notice of a "reportable event" (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any Pension Plan within the 12-month period ending on the date hereof; and neither the Company nor any of its subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code; and the Company and its subsidiaries have not contributed to any "multiemployer plan", as defined in Section 3(37) of ERISA, on or after September 26, 1980. Each Employee Plan which is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the Code (a "Qualified Plan") has received a favorable determination letter from the Internal Revenue Service ("IRS") (other than the Company's 401(k) plan; provided that the Company's 401(k) plan was established after 1987, and provided further that the Company is not aware of any circumstances that would prevent the issuance of a favorable determination letter or that would cause the IRS to determine that the Company's 401(k) plan in operation was not tax qualified) and the Company and its subsidiaries are not aware of any circumstances likely to result in revocation of any such favorable determination letter; each Qualified Plan which is an "employee stock ownership plan" (as defined in Section 4975(e)(7) of the Code) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the Code and the regulations thereunder; there is no pending or threatened litigation relating to any Employee Plan; there has been no announcement or legally binding commitment by the Company or its subsidiaries to create an additional Employee Plan, or to amend an Employee Plan except for amendments required by applicable law which do not materially increase the cost of such Employee Plan; and the Company and its subsidiaries do not have any obligations for retiree health and life benefits under any Employee Plan that cannot be amended or terminated without incurring any liability thereunder, except continuation coverage required under Sections 601 through 608 of ERISA. Except as specifically identified on Annex 4 and subject to the conditions, limitations and assumptions specified therein, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in any payment or series of payments by the Company or its subsidiaries to any person which is an "excess parachute payment" (as defined in Section 280G of the Code) under any Employee Plan, increase any benefits payable under any Employee Plan, or accelerate the time of payment or vesting of any such benefit. With respect to each Employee Plan, the Company has supplied to the Acquiror and Merger Sub a true and correct copy of (i) the most recent annual report on the applicable form of the Form 5500 series filed with the "IRS", (ii) such Employee Plan, including amendments thereto, (iii) each trust agreement and insurance contract relating to such Plan, including amendments thereto, (iv) the most recent summary plan description for such Employee Plan, including amendments thereto, if the Employee Plan is subject to Title I of ERISA,
      (v) the most recent actuarial report or valuation if such Employee Plan is a Pension Plan and (vi) the most recent determination letter issued by the IRS if such Company Benefit Plan is a Qualified Plan. Annex 4 contains a complete list of the Employee Plans.

             (o) Title to Assets. Each of the Company and its subsidiaries has good and marketable title to its properties and assets (other than (i) property as to which it is lessee and (ii) real estate owned as a result of foreclosure, transfer in lieu of foreclosure or other transfer in satisfaction of a debtor's obligation previously contracted), except for such defects in title which would not, individually or in the aggregate, have a Material Adverse Effect.

             (p) Knowledge as to Conditions. The Company knows of no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1(b) should not be obtained without the imposition of any condition of the type referred to in the proviso thereto.

             (q) Compliance with Laws. The Company and each of its subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently conducted and the absence of which could, individually or in the aggregate, have a Material Adverse Effect on the Company; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the best knowledge of the Company, no suspension or cancellation of any of them is threatened.

             (r) Fees. Other than financial advisory services performed for the Company by Alex. Brown & Sons Incorporated (in an amount and pursuant to an agreement both previously disclosed to the Acquiror), neither the Company nor any of its subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, or finder's fees, and no broker or finder has acted directly or indirectly for the Company or any of its subsidiaries, in connection with the Plan or the transactions contemplated hereby.

             (s) Environmental Matters. (i) Except to the extent that the following, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect:

             (A) Each of the Company and its subsidiaries, the Participation Facilities, and the Loan Properties (each as defined below) are in compliance with all Environmental Laws (as defined below);

             (B) To the knowledge of any employee of the Company or any of its subsidiaries, there is no suit, claim, action, demand, order, directive, investigation or proceeding pending or threatened, before any court, governmental agency or board or other forum against the Company or any of its subsidiaries, any Participation Facility or any Loan Property with respect to any Environmental Law or relating to the release or threatened release into the environment of any Hazardous Substance (as defined below);

             (C) To the knowledge of any employee of the Company or any of its subsidiaries, there is no reasonable basis for any suit, claim, action, demand, directive or proceeding of a type described in Section 3.1(s)(i)(B);

             (D) To the knowledge of any employee of the Company or any of its subsidiaries, the properties currently or formerly owned or operated by the Company are not contaminated with Hazardous Substances (as defined below); provided, however, that with respect to properties formerly owned or operated by the Company, such representation is limited to the period the Company owned or operated such properties; and

             (E) To the knowledge of any employee of the Company or any of its subsidiaries, neither the Company nor any of its subsidiaries has received any notice, demand letter, order, directive or request for information from any governmental entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law and there are no circumstances involving the Company, any of its subsidiaries, any Loan Property or any Participation Facility which will result in liability to the Company or its subsidiaries under any Environmental Law.

             (ii) The following definitions apply for purposes of this Section 3.1(s): (w) "Loan Property" means any property in which the Company (or a subsidiary of the Company) holds a security interest or is an owner or operator of such property; (x) "Participation Facility" means any facility in which the Company (or a subsidiary of the Company) participates in the management (including all property held as trustee or in any other fiduciary or agency capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property; (y) "Environmental Law" means any law, regulation, agency requirement, government interpretation, policy, order, decree, judgment, or judicial opinion as presently in effect relating to
      (A) the manufacture, transport, use, treatment, storage, recycling, disposal, release, threatened release or presence of Hazardous Substances or (B) relating to the preservation, restoration, or protection of the environment, natural resources or human health; and (z) "Hazardous Substances" means substances which are either: (A) listed, classified or regulated pursuant to any Environmental Law; (B) any petroleum products or by-products, asbestos containing material, polychlorinated biphenyls, radioactive materials or radon gas; or (C) any other matter to which exposure is prohibited, limited or regulated by any Environmental Law.

             (t) Allowance. The allowance for possible loan losses shown on the Company's audited statement of financial condition as of December 31, 1993 was, and the allowance for possible loan losses shown on the statements of financial condition in the Company's Reports for periods ending after the date of this Plan will be, adequate, as of the date thereof, under generally accepted accounting principles applicable to banks and bank holding companies. The Company has disclosed to the Acquiror in writing prior to the date hereof the amounts of all loans, leases, advances, credit enhancements, other extensions of credit, commitments and interest-bearing assets of the Company and its subsidiaries that have been classified by any bank examiner (whether regulatory or internal) as "Other Loans Specially Mentioned", "Special Mention", "Substandard", "Doubtful", "Loss", "Classified", "Criticized", "Credit Risk Assets", "Concerned Loans" or words of similar import, and the Company shall promptly after the end of any month inform the Acquiror of any such classification arrived at any time after the date hereof.
      The Other Real Estate Owned ("OREO") included in any non-performing assets of the Company or any of its subsidiaries is carried net of reserves at the lower of cost or fair value based on current independent appraisals or current management appraisals provided however that "current" shall mean within the past 24 months, except, where the Company was not the lead participant, "current" shall mean appraisals provided as of the date selected by the lead participant.

             (u) Antitakeover Provisions Inapplicable. (i) The Board of Directors of the Company has duly adopted an irrevocable and binding resolution as follows:

             "RESOLVED, that pursuant to Section 3-603(c)(1)(ii) of the Maryland General Corporation Law ("MGCL"), the Board of Directors of the Corporation for the specific purpose of establishing an irrevocable exemption from Section 3-602 of the MGCL hereby irrevocably exempts therefrom, and hereby approves thereunder, the entering into, and all of the transactions relating to and contemplated by, the agreement and plan of merger and the stock option agreement in substantially the form presented to this meeting of the Board of Directors of the Corporation to be entered into between First Fidelity Bancorporation, Annabel Lee Corporation and the Corporation."

             (ii) The resolution referred to in subsection (i) is effective to exempt the Plan, the Option Agreement, the Merger and the transactions contemplated hereby and thereby from the provisions of the MGCL referred to therein and the Company has taken all action required to exempt each of the foregoing from any other Maryland antitakeover laws.

             (v) Insurance. The Company and its subsidiaries are presently insured, and since December 31, 1992, have been insured, for reasonable amounts with financially sound and reputable insurance companies, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by the Company and its subsidiaries are in full force and effect, the Company and its subsidiaries are not in default thereunder and all material claims thereunder have been filed in due and timely fashion. In the best judgment of the Company's management, such insurance coverage is adequate.

             (w) Books and Records. The books and records of the Company and each of its subsidiaries are maintained in accordance with applicable legal and accounting requirements and reflect in all material respects the substance of events and transactions that should be included therein.

             (x) Corporate Documents. The Company has delivered to the Acquiror true and complete copies of (i) its articles of incorporation and by-laws and (ii) the articles and by-laws of the Company Bank.

             (y) Liquidation Account. Neither the Thrift Merger nor the Merger will result in any payment or distribution payable out of the Liquidation Account of the Company Bank.

             SECTION 3.2. Representations and Warranties of Acquiror and Merger Sub. Acquiror represents and warrants to the Company that, except as specifically disclosed in a letter of the Acquiror delivered to the Company prior to the execution hereof (and making specific reference to the Section of this Plan for which an exception is taken) or as disclosed herein or in any Annex hereto:

             (a) Recitals True. The facts set forth in the Recitals of this Plan with respect to the Acquiror and the Merger Sub are true and correct.

             (b) Corporate Organization and Qualification. Each of Acquiror and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the States of New Jersey and Maryland, respectively, and is in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it requires such qualification, except for such failure to qualify or be in such good standing which, when taken together with all other such failures, would not have a Material Adverse Effect (as defined in Section 8.1). Acquiror and Merger Sub each has the requisite corporate and other power and authority (including all federal, state, local and foreign governmental authorizations) to carry on its respective businesses as they are now being conducted and to own their respective properties and assets, except for such powers and authorizations the absence of which, either individually or in the aggregate, would not have a Material Adverse Effect.

             (c) Corporate Authority. Each of Acquiror and Merger Sub has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement is a valid and binding agreement of Acquiror and Merger Sub enforceable against Acquiror and Merger Sub in accordance with its terms.

             (d) No Violations. The execution, delivery and performance of this Agreement by Acquiror and Merger Sub do not, and the consummation of the transactions contemplated hereby will not, constitute (i) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Acquiror and Merger Sub or to which Acquiror and Merger Sub (or any of their respective properties) is subject, which breach, violation or default would have a Material Adverse Effect on Acquiror, or enable any person to enjoin the Merger or the Thrift Merger, (ii) a breach or violation of, or a default under, the certificate or articles of incorporation or by-laws of Acquiror or Merger Sub or (iii) a breach or violation of, or a default under (or an event which with due notice or lapse of time or both would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of Acquiror or Merger Sub under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Acquiror or Merger Sub is a party, or to which any of their respective properties or assets may be bound or affected, except for any of the foregoing that, individually or in the aggregate, would not have a Material Adverse Effect on Acquiror; and the consummation of the transactions contemplated hereby will not require any approval, consent or waiver under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the approval, consent or waiver of any other party to any such agreement, indenture or instrument, other than (i) the required approvals, consents and waivers of governmental authorities referred to in Section 5.1(b), (ii) any such approval, consent or waiver that already has been obtained, and (iii) any other approvals, consents or waivers the absence of which, individually or in the aggregate, would not result in a Material Adverse Effect on Acquiror or enable any person to enjoin the Merger or the Thrift Merger.

             (e) Access to Funds. Acquiror has, or on the Closing Date will have, all funds necessary to consummate the Merger and pay the aggregate Merger Consideration.

             (f) Knowledge as to Conditions. Acquiror knows of no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1(b) should not be obtained without the imposition of any condition of the type referred to in the provisos thereto.

             (g) Banco Santander S.A. As of the date hereof, Banco Santander, S.A. is a bank holding company under the BHC Act and, immediately prior to the Effective Time, Banco Santander, S.A. will be a bank holding company under the BHC Act. As of the date hereof, Banco Santander, S.A. is not a savings and loan holding company under HOLA (as herein defined) and, immediately prior to the Effective Time, Banco Santander, S.A. will not be a savings and loan holding company under HOLA.


                             ARTICLE IV.  COVENANTS

             SECTION 4.1. Acquisition Proposals. The Company agrees that neither it nor any of its subsidiaries nor any of the respective officers and directors of the Company or its subsidiaries shall, and the Company shall direct and use its best efforts to cause its employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, initiate, solicit or encourage, directly or indirectly, any enquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to stockholders of the Company) with respect to a merger, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Company or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or, except to the extent legally required for the discharge by the board of directors of its fiduciary duties as advised in writing by such board's counsel, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. The Company will immediately cease and cause to be terminated any existing discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. The Company will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 4.1. The Company will notify the Acquiror immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with the Company and will enforce the terms of any confidentiality agreement with any other party.

             SECTION 4.2. Certain Policies of the Company. At the request of the Acquiror prior to the Effective Time, the Company shall modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) after the later of (i) the date on which all required approvals referred to in Section 5.1(b) are received and all applicable waiting periods in connection with such approvals expire and (ii) the date on which the Company receives the approval of its shareholders on the Merger and this Plan, so that such policies and practices will be consistent on a mutually satisfactory basis with those of the Acquiror and generally accepted accounting principles. The Company's representations, warranties and covenants contained in this Plan shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of this Section 4.2. Acquiror agrees promptly to indemnify the Company for any losses or damages which it may incur as a result of the actions taken by the Company pursuant to this Section 4.2 in the event the Merger is not consummated, unless the failure to so consummate is primarily due to a material breach of any representation, warranty or covenant contained in this Plan by the Company.

             SECTION 4.3. Employees. (a) Acquiror or any of its affiliates (including, without limitation, the Surviving Corporation) shall have the right (but not the obligation) to offer employment, as officers and employees of Acquiror, the Surviving Corporation or other affiliates of Acquiror immediately following the Effective Time, to any persons who are officers and employees of the Company immediately before the Effective Time. Acquiror or its affiliates, as the case may be, shall use their best efforts to identify, and offer employment opportunities to qualified, satisfactorily performing employees of the Company in positions for which such employees are qualified. Acquiror shall give, and shall cause its affiliates to give, priority consideration to all such employees vis-a-vis all individuals other than current employees of Acquiror and Acquiror's affiliates; provided, however, that employees of the Company and its subsidiaries shall rank on an equal footing with the current employees of Acquiror and its affiliates and any other entities that may in the future be acquired by Acquiror or its affiliates. To the extent that the employment of any employee of the Company is involuntarily terminated within six months after the Effective Time for any reason other than cause, such employee shall be entitled to receive outplacement services in accordance with Acquiror's normal practices and a severance payment equal to two weeks' pay for each full year of service with the Company and the Surviving Corporation, provided, however, that except as may be specifically provided in (d), below, under no circumstances shall any employee be entitled to more than a total of 26 weeks' pay in respect of such severance payment. For purposes for this
Section 4.3, the determination of whether the employment of any employee is terminated for cause shall be made in accordance with Acquiror's or Acquiror's affiliates' normal employment practices.

             (b) Each person employed by the Company prior to the Effective Time who remains an employee of the Surviving Corporation or its subsidiaries following the Effective Time (each a "Continued Employee") shall be entitled, as an employee of a subsidiary of Acquiror, to participate in whatever employee benefit plans, as defined in Section 3(3) of ERISA, or whatever nonqualified employee benefit plans or deferred compensation, stock option, bonus or incentive plans or other employee benefit or fringe benefit programs that may be in effect generally for employees of Acquiror's subsidiaries from time to time ("Acquiror's Plans"), if such Continued Employee shall be eligible or selected or selected for participation therein and otherwise shall not be participating in a similar plan which continues to be maintained by the Surviving Corporation and its subsidiaries. Continued Employees will be eligible to participate on the same basis as similarly situated employees of Acquiror or Acquiror's subsidiaries. All such participation shall be subject to such terms of such plans as may be in effect from time to time.

             (c) Acquiror or Acquiror's subsidiaries shall, for purposes of vesting and for purposes of eligibility to begin participation with respect to Acquiror's Plans, cause each of Acquiror's Plans to be amended to recognize credit for each Continued Employee's terms of service with the Company and the Company's subsidiaries. Upon the Effective Time, or as soon as practicable thereafter, no further benefit accruals shall be provided under the Company's defined benefit pension plan, and each Continued Employee shall begin to accrue a benefit under Acquiror's defined benefit pension plan according to its terms. The Company agrees to assist with whatever action (not involving the payment of money) that is reasonably required (including issuance of a timely notice to employees under Section 204(h) of ERISA) to effectuate the foregoing.

             (d) Acquiror agrees to cause Surviving Corporation to honor and continue to perform, without modification, all severance contracts for senior management employees of Company authorized and entered into by Company prior to the date of this Agreement and which have been provided by Company to Acquiror prior to the date of this Agreement and listed on Annex 4.

             SECTION 4.4. Access and Information. Upon reasonable notice, the Company shall (and shall cause its subsidiaries to) afford to the Acquiror and its representatives (including, without limitation, directors, officers and employees of the Acquiror and its affiliates, and counsel, accountants and other professionals retained) such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties and personnel and to such other information as the Acquiror may reasonably request; provided, however, that no investigation pursuant to this Section 4.4 shall affect or be deemed to modify any representation or warranty made herein. The Acquiror will not, and will cause its representatives not to, use any information obtained pursuant to this
Section 4.4 for any purpose unrelated to the consummation of the transactions contemplated by this Plan. Subject to the requirements of law, the Acquiror will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this
Section 4.4 unless such information (i) was already known to the Acquiror, (ii) becomes available to the Acquiror from other sources not known by the Acquiror to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the Company or (iv) is or becomes readily ascertainable from published information or trade sources. In the event that this Plan is terminated or the transactions contemplated by this Plan shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party which furnished the same.

             SECTION 4.5. Certain Filings, Consents and Arrangements. The Acquiror, Merger Sub and the Company shall, and the Company shall cause the Bank and the FSB to, (a) as soon as practicable make any filings and applications required to be filed in order to obtain all approvals, consents and waivers of governmental authorities necessary or appropriate for the consummation of the transactions contemplated hereby or by the Option Agreement, (b) cooperate with one another (i) in promptly determining what filings are required to be made or approvals, consents or waivers are required to be obtained under any relevant federal, state or foreign law or regulation and (ii) in promptly preparing any such filings, furnishing information required in connection therewith and seeking timely to obtain any such approvals, consents or waivers and (c) deliver to the other copies of the publicly available portions of all such filings and applications in preliminary form for comment prior to their filing and in final form promptly after they are filed. The Acquiror shall use its best efforts to cause Banco Santander, S.A. to comply with the provisions of Section 6.05 of the Investment Agreement, dated as of March 18, 1991, between the Acquiror and Banco Santander, S.A. to participate and join with Acquiror in taking the action required thereunder, and Acquiror will seek specific performance thereof pursuant to Section 12.08 thereof, and in the event that the Merger is not consummated primarily as a result of a failure by Banco Santander, S.A. to join with Acquiror in any action required under Section 6.05 thereof, Acquiror shall seek to be compensated for the amount of Acquiror's damages resulting from such failure and shall pay over to the Company the amount of any payment for such damages actually received by the Acquiror from Banco Santander, S.A.

             SECTION 4.6. Antitakeover Statutes. The Company shall take all reasonable steps requested by the Acquiror (i) to exempt the Company and the Plan from the requirements of any state antitakeover law by action of its board of directors or otherwise and (ii) to assist at the Acquiror's expense in any challenge by the Acquiror to the applicability to the Merger of any state antitakeover law.

             SECTION 4.7.  Indemnification; Directors' and Officers' Insurance.
(a) From and after the Effective Time through the sixth anniversary of the Effective Date, the Acquiror and the Surviving Corporation agree to indemnify and hold harmless each present and former director and officer of the Company or its subsidiaries and each officer or employee of the Company or its subsidiaries who is serving or has served as a director or trustee of another entity expressly at the Company's request or direction, determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Maryland law and its articles of incorporation or by-laws in effect on the date hereof to indemnify such person (and the Acquiror or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law and its articles of incorporation and by-laws provided the person to whom expenses are advanced provides a written affirmation of the person's good faith belief that the standard of conduct necessary for indemnification by the Company pursuant to the MGCL has been met and the person's undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification).

             (b)  Any Indemnified Party wishing to claim indemnification under
Section 4.7(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Acquiror and the Surviving Corporation thereof, but the failure to so notify shall not relieve the Acquiror or the Surviving Corporation of any liability it may have to such Indemnified Party if such failure does not materially prejudice the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Acquiror or the Surviving Corporation shall have the right to assume the defense thereof and neither the Acquiror nor the Surviving Corporation shall be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if neither the Acquiror nor the Surviving Corporation elects to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Acquiror or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and the Acquiror or the Surviving Corporation shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that the Acquiror and the Surviving Corporation shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) neither the Acquiror nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent; and provided further that neither the Acquiror nor the Surviving Corporation shall have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

             (c) For a period of six years after the Effective Time, the Acquiror shall use all reasonable efforts to cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that the Acquiror may substitute therefor policies of comparable coverage with respect to claims arising from facts or events which occurred before the Effective Time); provided, however, that in no event shall the Acquiror be obligated to expend, in order to maintain or provide insurance coverage pursuant to this Subsection 4.7(c), any amount per annum in excess of 200% of the amount of the annual premiums paid as of the date hereof by the Company for such insurance (the "Maximum Amount"). If the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, the Acquiror shall use all reasonable efforts to maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Amount.

             SECTION 4.8. Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Plan as promptly as practicable, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable governmental entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

             SECTION 4.9. Publicity. The initial press release announcing this Plan shall be a joint press release and thereafter the Company and the Acquiror shall consult with each other in issuing any press releases with respect to the other or the transactions contemplated hereby and in making any filings with any governmental entity or with any national securities exchange with respect thereto.

             SECTION 4.10. Proxy Statement. As soon as practicable after the date hereof, the Company shall prepare a proxy statement to take shareholder action on the Merger and this Agreement (the "Proxy Statement"), file it with the SEC, respond to comments of the Staff of the SEC, clear the Proxy Statement with the Staff of the SEC and promptly thereafter mail the Proxy Statement to all holders of record (as of the applicable record date) of shares of Company Common Stock. The Company represents and covenants that the Proxy Statement and any amendment or supplement thereto (other than as to information furnished by the Acquiror for inclusion therein), at the date of mailing to shareholders of the Company and the date of the meeting of the Company's shareholders to be held in connection with the Merger, will be in compliance with all relevant rules and regulations of the SEC and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Acquiror and the Company shall cooperate with each other in the preparation of the Proxy Statement.

             SECTION 4.11. Shareholders' Meeting. The Company shall take all action necessary, in accordance with applicable law and its articles of incorporation and by-laws, to convene a meeting of the holders of Company Common Stock (the "Company Meeting") as promptly as practicable after June 15, 1994 for the purpose of considering and taking action required by this Plan. Except to the extent legally required for the discharge by the board of directors of its fiduciary duties as advised in writing by such board's counsel, the board of directors of the Company shall recommend that the holders of the Company Common Stock vote in favor of and approve the Merger and adopt this Plan at the Company Meeting.

             SECTION 4.12. Notification of Certain Matters. Each party shall give prompt notice to the others of: (a) any notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its subsidiaries subsequent to the date of this Plan and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of the Company and its subsidiaries taken as a whole to which the Company or any of its subsidiaries is a party or is subject; and (b) any change which has a Material Adverse Effect. Each of the Company, the Acquiror and Merger Sub shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

             SECTION 4.13. Outstanding Debt. Prior to the Effective Date, the Company shall (i) effect the redemption of the entire outstanding principal amount of the Convertible Subordinated Debentures pursuant to the terms of the related indenture and (ii) seek to repurchase the entire outstanding principal amount of Capital Notes of the Company on such terms and conditions as shall be acceptable to the Acquiror. Prior to the Company effecting such redemption or making such repurchase, Acquiror, upon request of the Company, shall extend a loan to the Company in an amount sufficient to cover such redemption and repurchase, for three years at a 6 3/4% annual interest rate on an unsecured basis and with and upon such other commercially reasonable terms to be determined by the Acquiror and the Company at the time of the borrowing.


                     ARTICLE V.  CONDITIONS TO CONSUMMATION

             SECTION 5.1. Conditions to All Parties' Obligations. The respective obligations of the Acquiror, Merger Sub and the Company to effect the transactions referred to in Section 1.5 and the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of the following conditions:

             (a) The Plan and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of the Company in accordance with applicable law.

             (b) Banco Santander, S.A., the Acquiror, Merger Sub, the Company, the Bank and the FSB shall have procured the required approvals, consents or waivers for the transactions contemplated hereby (i) by the Office of Thrift Supervision (the "OTS"), (ii) by the FDIC, (iii) by the Federal Reserve Board and (iv) by the Commissioner, and all applicable statutory waiting periods shall have expired; and the parties and other participants in the transactions contemplated hereby shall have procured all other regulatory approvals, consents or waivers of governmental authorities or other persons that are necessary or appropriate to the consummation of the transactions contemplated by the Plan; provided, however, that no approval, consent or waiver referred to in this Section 5.1(b) shall be deemed to have been received if it shall include any condition or requirement that, individually or in the aggregate, would (i) result in a Material Adverse Effect on the Acquiror or (ii) would reduce the benefits of the transactions contemplated by the Plan to the Acquiror in so significant and material a manner that the Acquiror, in its good faith reasonable judgment, would not have entered into this Plan had such condition or requirement been known at the date hereof.

             (c) All other requirements prescribed by law which are necessary to the consummation of the transactions contemplated by this Plan shall have been satisfied.

             (d) No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger or any other transaction contemplated by this Plan, and no litigation or proceeding shall be pending against the Acquiror or the Company or any of their subsidiaries brought by any governmental agency seeking to prevent consummation of the transactions contemplated hereby.

             (e) No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated, interpreted or enforced by any governmental authority or court which prohibits, restricts or makes illegal consummation of the Merger or any other transaction contemplated by this Plan.

             SECTION 5.2. Conditions to Obligations of the Acquiror and Merger Sub. The obligations of the Acquiror and Merger Sub to effect the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of the following additional conditions:

             (a) The Acquiror shall have received from the Company's independent certified public accountants "cold comfort" letters, dated
      (i) within five business days prior to the date of the mailing of the Proxy Statement to the Company's shareholders and (ii) shortly prior to the Effective Date, with respect to certain financial information regarding the Company in the form customarily issued by such accountants at such time in transactions of this type.

             (b) Each of the representations and warranties of the Company contained in this Plan and the Option Agreement shall have been true and correct on the date hereof and shall be true and correct on the Effective Date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date or period); provided, however, that for purposes of this Section 5.2(b) a representation or warranty shall only fail to be true and correct on the Effective Date if it has not been waived and if the failure of any such representation or warranty to be true and correct has or constitutes, or is likely to have or constitute, either individually or in the aggregate with other representations or warranties, a Material Adverse Effect; the Company shall have performed, in all material respects, each of its covenants and agreements contained in this Plan and the Option Agreement; and the Acquiror shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of the Company, dated the Effective Date, to the foregoing effect.

             (c) The Company shall have effected the redemption of the entire outstanding principal amount of its Convertible Subordinated Debentures.

             (d) The Thrift Merger shall have occurred, the Company shall no longer be a bank holding company for purposes of the BHC Act and the Company shall have become a savings and loan holding company under the Home Owners' Loan Act of 1933, as amended ("HOLA").

             SECTION 5.3. Conditions to the Obligation of the Company. The obligation of the Company to effect the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of the following additional conditions:

             (a) Each of the representations, warranties and covenants of the Acquiror and Merger Sub contained in this Plan shall have been true and correct on the date hereof and shall be true and correct on the Effective Date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date); provided, however, that for purposes of this Section 5.3(a) a representation or warranty shall only fail to be true and correct on the Effective Date if the failure of any such representation or warranty to be true and correct has or constitutes, or is likely to have or constitute, either individually or in the aggregate with other representations or warranties, a Material Adverse Effect; the Acquiror and Merger Sub shall have performed, in all material respects, each of its covenants and agreements contained in this Plan; and the Company shall have received certificates signed by the Vice Chairman and Chief Financial Officer of the Acquiror, dated the Effective Date, to the foregoing effect.

                            ARTICLE VI.  TERMINATION

             SECTION 6.1. Termination. This Plan may be terminated, and the Merger abandoned, prior to the Effective Date, either before or after its approval by the shareholders of the Company and the Acquiror:

             (a) by the mutual consent of the Acquiror and the Company, if the board of directors of each so determines by vote of a majority of the members of its entire board;

             (b) by the Acquiror or the Company, if its board of directors so determines by vote of a majority of the members of its entire board, in the event of (i) the failure of the shareholders of the Company to approve the Plan at its meeting called to consider such approval, or (ii) a material breach by the other party hereto of any representation, warranty, covenant or agreement contained herein (or, in the case of the Company, in the Option Agreement) which is not cured or not curable within 30 days after written notice of such breach is given to the party committing such breach by the other party, if such breach would have a Material Adverse Effect;

             (c) by the Acquiror or the Company by written notice to the other party if either (i) any approval, consent or waiver of a governmental authority required to permit consummation of the transactions contemplated hereby shall have been denied or (ii) any governmental authority of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Plan;

             (d) by the Acquiror or the Company, if its board of directors so determines by vote of a majority of the members of its entire board, in the event that the Merger is not consummated by March 31, 1995, unless the failure to so consummate by such time is primarily due to a material breach of any representation, warranty or covenant contained in this Plan by the party seeking to terminate; or

             (e) by the Acquiror by written notice to the Company before the close of business on the day immediately following the date hereof, if the Option Agreement shall not yet have been entered into.

             SECTION 6.2. Effect of Termination. In the event of the termination of this Plan by either the Acquiror or the Company, as provided above, this Plan shall thereafter become void and, subject to the provisions of
Section 8.2, there shall be no liability on the part of any party hereto or their respective officers or directors, except that any such termination shall be without prejudice to the rights of any party hereto arising out of any willful and material breach by any other party of any covenant or any willful and material misrepresentation contained in this Plan.


                ARTICLE VII.  EFFECTIVE DATE AND EFFECTIVE TIME

             SECTION 7.1.  Effective Date and Effective Time.  On the later of
(i) October 31, 1994, (ii) a business day designated by the Acquiror within ten business days after the receipt of all required regulatory approvals and the expiration of all applicable waiting periods in connection with such approvals occurs and all conditions to the consummation of this Plan are satisfied or waived, or (iii) on such later date as may be agreed by the parties, articles of merger shall be executed in accordance with all appropriate legal requirements and shall be filed as required by law, and the Merger provided for herein shall become effective upon such filing or on such date as may be specified in such articles of merger. The date of such filing or such later effective date is herein called the "Effective Date". The "Effective Time" of the Merger shall be as set forth in or provided by such articles of merger.


                          ARTICLE VIII.  OTHER MATTERS

             SECTION 8.1. Certain Definitions; Interpretation. As used in this Plan, the following terms shall have the meanings indicated:

             "material" means material to the Acquiror or the Company (as the case may be) and its respective subsidiaries, taken as a whole.

             "Material Adverse Effect", with respect to a person, means any condition, event, change or occurrence that is reasonably likely to have a material adverse effect upon (A) the financial condition, properties, business or results of operations of such person and its subsidiaries, taken as a whole (other than as a result of (i) changes in laws or regulations or accounting rules of general applicability or interpretations thereof, (ii) decreases in capital under Financial Accounting Standards No. 115 attributable to general increases in interest rates or (iii) any reclassification of loans, write downs of real estate owned or loan loss reserves taken pursuant to a specific written request of Acquiror (which Company agrees to comply with) or (B) the ability of such person to perform its obligations under, and to consummate the transactions contemplated by, this Plan and, in the case of the Company, the Option Agreement.

             "person" includes an individual, corporation, partnership, association, trust or unincorporated organization.

             "Subsidiary", with respect to a person, means any other person controlled by such person.

When a reference is made in this Plan to Sections or Annexes, such reference shall be to a Section of, or Annex to, this Plan unless otherwise indicated. The table of contents, tie sheet and headings contained in this Plan are for ease of reference only and shall not affect the meaning or interpretation of this Plan. Whenever the words "include", "includes", or "including" are used in this Plan, they shall be deemed followed by the words "without limitation". Any singular term in this Plan shall be deemed to include the plural, and any plural term the singular.

             SECTION 8.2. Survival. Only those agreements and covenants of the parties that are by their terms applicable in whole or in part after the Effective Time shall survive the Effective Time. All other representations, warranties, agreements and covenants shall be deemed to be conditions of the Plan and shall not survive the Effective Time. If the Plan shall be terminated, the agreements of the parties in the last three sentences of
Section 4.4, the last sentence of Section 4.5, Section 6.2 and Section 8.6 shall survive such termination.

             SECTION 8.3. Waiver. Prior to the Effective Time, any provision of this Plan may be: (i) waived by the party benefitted by the provision; or
(ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto authorized by their respective boards of directors, except that, after the vote by the shareholders of the Company, no amendment may be made that would contravene any applicable law.

             SECTION 8.4. Counterparts. This Plan may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

             SECTION 8.5. Governing Law. This Plan shall be governed by, and interpreted in accordance with, the laws of the State of Maryland.

             SECTION 8.6. Expenses. Each party hereto will bear all expenses incurred by it in connection with this Plan and the transactions contemplated hereby, except printing expenses which shall be shared equally.

             SECTION 8.7. Notices. All notices, requests, acknowledgements and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, telecopy, telegram or telex (confirmed in writing) to such party at its address set forth below or such other address as such party may specify by notice to the other party hereto.

             If to the Company, to:

                 Baltimore Bancorp
                 120 E. Baltimore Street
                 (25th Floor)
                 Baltimore, Maryland  21203
                 Telecopy:  (410) 576-0695

                 Attention: James A. Gast, Esq.
                            Vice President and Corporate Counsel

                 With copies to:

                 Charles E. Allen, Esq.
                 Hogan & Hartson L.L.P.
                 Columbia Square
                 555 13th Street, N.W.
                 Washington D.C. 20004
                 Telecopy:  (202) 637-5910

             If to the Acquiror or Merger Sub, to:

                 First Fidelity Bancorporation
                 550 Broad Street
                 Newark, New Jersey 07102
                 Telecopy:  (201) 565-2985

                 Attention:       Wolfgang Schoellkopf
                                  Vice-Chairman and Chief
                                    Financial Officer


                 With copies to:

                 James L. Mitchell, Esq.
                 First Fidelity Bancorporation
                 550 Broad Street
                 Newark, New Jersey 07102
                 Telecopy:  (201) 565-2985

                 and

                 H. Rodgin Cohen, Esq.
                 Mark J. Menting, Esq.
                 Sullivan & Cromwell
                 125 Broad Street
                 New York, New York  10004
                 Telecopy:  (212) 558-3588


             SECTION 8.8. Entire Agreement; Etc. This Plan, together with the Option Agreement, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. All terms and provisions of the Plan shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as to Section 4.7, nothing in this Plan is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Plan.

             SECTION 8.9. Assignment. This Plan may not be assigned by any party hereto without the written consent of the other parties.

             IN WITNESS WHEREOF, the parties hereto have caused this Plan to be executed by their duly authorized officers as of the day and year first above written.


                                    FIRST FIDELITY BANCORPORATION


                                    By: /S/ JAMES L. MITCHELL
                                        ---------------------------------------
                                        James L. Mitchell
                                        Executive Vice President, General
                                        Counsel and Secretary


                                    ANNABEL LEE CORPORATION


                                    BY: /S/ JAMES L. MITCHELL
                                        --------------------------------------
                                        James L. Mitchell
                                        President



                                    BALTIMORE BANCORP


                                    By: /S/ EDWIN F. HALE, SR.
                                        --------------------------------------
                                        Edwin F. Hale, Sr.
                                        Chairman and Chief Executive Officer